Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 100

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on December 9, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On December 6, 2024, the closing price of our Common Stock was $1.61.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 3, 2024

NIKOLA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 581-8888

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 9, 2024, Nikola Corporation (the “Company”) entered into that certain Equity Distribution Agreement with BTIG, LLC (the “Sales Agent”) dated December 9, 2024 (the “Agreement”), pursuant to which the Company may sell shares of its common stock, $0.0001 par value per share, from time to time having an offering price of up to $100,000,000 (the “Shares”), with the Sales Agent acting as an agent for sales. Pursuant to the Agreement, the Company may offer and sell the Shares in transactions deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) of the Securities Act of 1933.

The Company will pay the Sales Agent a commission equal to 2.5% of the gross proceeds from the sale of Shares by it as agent under the Agreement. The Agreement provides that the Company will provide customary indemnification rights to the Sales Agent. The Company has no obligation to sell any Shares pursuant to the Agreement and may at any time suspend sales pursuant to the Agreement. Either party may terminate the Agreement at any time without liability of any party.

The Shares will be sold pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-281633), that was previously declared effective by the Securities and Exchange Commission (“SEC”) on August 28, 2024, including the related prospectus dated August 28, 2024, as supplemented by the prospectus supplement dated December 9, 2024, relating to the offer and sale of the Shares. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description of the Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Securities.

The information contained in the first paragraph of Item 8.01 of this Current Report on Form 8-K is incorporated by reference herein.

Item 8.01	Other Events.

On December 3, 2024, the Company received $65 million in cumulative gross proceeds from the sale of its common stock, par value $0.0001 per share (“Common Stock”), to one or more holders of its 8.00% / 11.00% Convertible Senior PIK Toggle Notes due 2026 and 8.00% / 8.00% Series C Convertible Senior PIK Toggle Notes due 2026 (collectively, the “Notes”). From December 3, 2024 through January 31, 2025, the Notes may be converted at a temporary conversion rate of 320.9243 per $1,000 principal amount of Notes, after which time the temporary conversion rate will no longer apply and the applicable conversion rates in effect prior to December 3, 2024 will apply. As a result of such temporary change to the conversion rate applicable to the Notes, the maximum aggregate amount of shares of the Company’s Common Stock issuable upon conversion of all of the Notes (including shares underlying the maximum principal amount of Notes potentially issuable as payment-in-kind interest payments on the Notes) on or after December 3, 2024 and on or prior to January 31, 2025 is 48,083,062 shares, which amount is greater than the maximum aggregate amount of shares of Common Stock issuable upon conversion of all of the Notes (including shares underlying the maximum principal amount of Notes potentially issuable as payment-in-kind interest payments on the Notes) after January 31, 2025 even if no Notes are converted on or prior to such date. The Notes were issued in private placements in reliance on the exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act.

The Company repaid $39.4 million of its Series B-1 Senior Convertible Notes due 2025, constituting repayment in full, and the Securities Purchase Agreement, dated August 19, 2024, by and between the Company and the investors named therein was deemed terminated.

The Company has terminated certain hydrogen take or pay agreements, which reduce the substantial majority of the Company’s potential contingent liabilities related to such agreements.

The Company is updating certain disclosures. The disclosures are filed herewith as Exhibit 99.1 and are incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.

10.1	Equity Distribution Agreement dated December 9, 2024 between Nikola Corporation and BTIG, LLC, as sales agent.

23.1	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1).

99.1	Disclosures.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 9, 2024

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer